UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2023

TPB ACQUISITION CORPORATION I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40732	98-1582136
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Letterman Drive, Suite A3-1
San Francisco, California 94129

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (415) 854-7074

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	TPBAU	Nasdaq Capital Market

Class A ordinary shares included as part of the units	TPBA	Nasdaq Capital Market

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TPBAW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on September 14, 2022, TPB Acquisition Corporation I, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement,” and, the transactions contemplated thereby, collectively, the “Business Combination”), by and among SPAC, Lavoro Merger Sub II, an exempted company incorporated with limited liability in the Cayman Islands (the “Second Merger Sub”), Lavoro Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Parent”), Lavoro Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands (“First Merger Sub”), Lavoro Merger Sub III Limited, an exempted company incorporated with limited liability in the Cayman Islands, and Lavoro Agro Limited, an exempted company incorporated with limited liability in the Cayman Islands, pursuant to which First Merger Sub will merge with and into SPAC, with SPAC surviving, following which SPAC will merge with and into Second Merger Sub, with Second Merger Sub surviving.

On the closing of the Business Combination (the “Closing”), and pursuant and subject to the terms of the Business Combination Agreement, each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Ordinary Shares”) shall be exchanged, on a one-to-one basis, for one Class A ordinary share, par value $0.001 per share, of New Parent (the “New Parent Ordinary Shares”, and together with SPAC Ordinary Shares, the “Shares”).

On February 21, 2023, SPAC entered into separate Forward Share Purchase Agreements (each, a “Purchase Agreement” and together, the “Purchase Agreements”) with certain equity holders of SPAC (together, the “Investors”), pursuant to which SPAC (or Second Merger Sub, as successor-in-interest to SPAC following the Closing) agreed to purchase, on the date that is 24 months after the Closing (the “Maturity Date”), certain New Parent Ordinary Shares then held by the Investors (subject to certain conditions and purchase limits set forth in the Purchase Agreements). For purposes of the Purchase Agreements, SPAC and Second Merger Sub are referred to as the “Counterparty” prior to and after the Business Combination, respectively. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the form of Purchase Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

At Closing, and pursuant to an escrow agreement (the “Escrow Agreement”) to be entered into by Second Merger Sub with Citibank, N.A., a national banking association organized and existing under the laws of the United States of America (the “Escrow Agent”), the form of which is included as Exhibit A to the Purchase Agreement, Second Merger Sub will place into an escrow account (the “Escrow Account”) an amount equal to the Escrowed Property (as defined below) to secure the Counterparty’s purchase obligation to the Investors. “Escrowed Property” refers to (i) (a) the price per share that SPAC Ordinary Shares are redeemed for in connection with SPAC's shareholder's approval of the Business Combination (the “Shares Purchase Price”) multiplied by the number of Shares and Additional Shares held by the Investors as of the Closing less (b) any amounts previously disbursed from the Escrow Account in accordance with the Purchase Agreements and the Escrow Agreement, plus (ii) the interest, investment income, or proceeds accrued from the deposit or investment from the Escrow Account.

Following the Third Effective Time (as defined in the Business Combination Agreement), Second Merger Sub has agreed to use its best efforts to cause the filing of a registration statement, at Second Merger Sub’s cost and expense, with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Shares (the “Registration Statement”) under the Securities Act of 1933, as amended, within 30 days following the Closing, and have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 45th calendar day (or 90th calendar day if the SEC notifies Second Merger Sub that it will review the Registration Statement) following such closing and (ii) the 5th Business Day after the date Second Merger Sub is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review. Pursuant to the Purchase Agreements, the Investors will use commercially best efforts to sell any or all of the Shares in the open market if the per share sale price exceeds the Shares Purchase Price prior to the payment of any commissions due by the Investors for such sale, with such sales commencing after the date on which the Shares are registered on the Registration Statement after the Closing.

If and when any Investor sells the Shares to any third party, upon receipt by the Escrow Agent and the Counterparty of written notice of such sale of Shares (such date, the “Instruction Date”), the Escrow Agent shall release to the Counterparty an amount equal to (i) the Escrowed Property divided by the number of Shares held by such Investor as of the Instruction Date, multiplied by (ii) the number of Shares sold by such Investor pursuant to Section 5(e) of the Purchase Agreements.

The per Share price at which the Investors have the right to sell the Shares to the Counterparty on the Maturity Date is (i) the total amount of the Escrowed Property in the Escrow Account, divided by (ii) the total number of Shares held by the Investors as of the Maturity Date (subject to the Share Purchase Limit). The Investors will notify the Counterparty in writing not less than five Business Days prior to the Maturity Date, specifying the number of Shares that the Counterparty will be required to purchase (the “Shares Sale Notice”). In exchange for the Counterparty’s commitment to purchase the Shares (including any Additional Shares) on the Maturity Date, the Investors agree to continue to hold, and not to redeem, the Shares prior to the Closing. Any Investor that fails to timely deliver a Shares Sale Notice shall be deemed to have forfeited its right to sell any Shares (including any Additional Shares) to the Counterparty pursuant to the Purchase Agreements.

The Purchase Agreements contain customary representations, warranties and covenants from the parties thereto. The foregoing descriptions are only a summary of the Purchase Agreements and Escrow Agreement and are qualified in their entirety by reference to the full text of the Purchase Agreements, including the Escrow Agreement, the form of which is included as Exhibit A thereto, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein. SPAC may enter into additional forward purchase agreements, or similar arrangements with other parties, until the date of the Closing.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, the satisfaction of closing conditions to any business combination and any related financing, including the issuance of the Shares, the amount of redemption requests made by SPAC’s public stockholders and the completion of the proposed business combination, including the anticipated structure and closing date of the proposed business combination and the use of the cash proceeds therefrom; any anticipated shareholder approvals; and the pro forma ownership of the resulting issuer. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of New Parent’s and SPAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of New Parent and SPAC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Business Combination Agreement by the SPAC’s shareholders; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the proposed transaction on New Parent’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of New Parent and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against New Parent, SPAC or the combined company related to the Business Combination Agreement or the proposed transaction; the ability to maintain the listing of SPAC’s securities on a national securities exchange; the price of SPAC’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which SPAC plans to operate or New Parent operates, variations in operating performance across competitors, changes in laws and regulations affecting SPAC’s or New Parent’s business; New Parent’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of SPAC for its initial public offering and the proxy statement/prospectus to be filed relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in SPAC’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SPAC nor New Parent presently know or that SPAC nor New Parent currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SPAC’s and New Parent’s expectations, plans or forecasts of future events and views as of the date of this press release. SPAC and New Parent anticipate that subsequent events and developments will cause SPAC’s or New Parent’s assessments to change. However, while SPAC and the SPAC may elect to update these forward-looking statements at some point in the future, SPAC and New Parent specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SPAC’s or New Parent’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description
10.1	Form of Forward Purchase Agreement by and among SPAC and certain equity holders of SPAC.
104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TPB Acquisition Corporation I

Dated: February 21, 2023	/s/ David Friedberg
David Friedberg
Chief Executive Officer

Exhibit 10.1

FORM OF FORWARD SHARE PURCHASE AGREEMENT

This Forward Share Purchase Agreement (this “Agreement”) is entered into as of February 20, 2023, by and among (i) TPB Acquisition Corporation I, an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”), and (ii) [●] (each individually an “Investor” and collectively, the “Investors”; provided, however, that each representation, warranty or covenant set forth herein shall be made severally by each Investor and not jointly and severally with any other Investor). The term “Counterparty” refers to (x) SPAC until the closing of the Business Combination (as defined below), and (y) following the closing of the Business Combination, as successor to SPAC’s rights and obligations under this Agreement by operation of law as a result of the Business Combination, to Lavoro Merger Sub II, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”). The Counterparty and each of the Investors is individually referred to herein as a “Party” and collectively as the “Parties”.

Recitals

WHEREAS, SPAC is a special purpose acquisition company, also known as a blank check company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, SPAC has entered into a Business Combination Agreement, dated as of September 14, 2022 (the “Business Combination Agreement”), by and among SPAC, the Company, Lavoro Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Parent”), Lavoro Merger Sub I Limited (“First Merger Sub”), an exempted company incorporated with limited liability in the Cayman Islands, Lavoro Merger Sub III Limited, an exempted company incorporated with limited liability in the Cayman Islands, and Lavoro Agro Limited, an exempted company incorporated with limited liability in the Cayman Islands, pursuant to which First Merger Sub will merge with and into SPAC, with SPAC surviving, following which SPAC will merge with and into the Company, with the Company surviving (such transactions, the “SPAC Mergers”, and together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), and SPAC has filed a definitive proxy statement with the U.S. Securities and Exchange Commission (the “Commission”) that will seek, among other things, stockholder approval of the Business Combination at an extraordinary general meeting of shareholders;

WHEREAS, on the closing date of the Business Combination (the “Business Combination Closing Date”), and pursuant and subject to the terms of the Business Combination Agreement, each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Ordinary Shares”) shall be exchanged, on a one-to-one basis, for one Class A ordinary share, par value $0.001 per share, of Parent (the “Parent Ordinary Shares”);

WHEREAS, this Agreement may make reference to certain “Shares”, which shall refer to SPAC Ordinary Shares prior to the closing of the Business Combination and any Parent Ordinary Shares received with respect thereto following the Business Combination; and

WHEREAS, the Parties wish to enter into this Agreement, pursuant to which the Counterparty shall purchase from the Investors, and the Investors may sell and transfer to the Counterparty, in each case, subject to the conditions set forth herein, certain Shares;

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties agree as follows:

Agreement

1.            Sale of Shares; Shares Purchase and Sale; Closing.

(a)               Forward Share Purchase. Subject to the conditions set forth in Section 5 of this Agreement, on the Maturity Date (as defined below), the Investors may elect to sell and transfer to the Counterparty, and the Counterparty shall purchase from the Investors, up to that number of Shares (including any Additional Shares (as defined below)) that are then held by the Investors, but not to exceed the number of Shares that would result in the Investors beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the regulations promulgated thereunder) more than 9.9% of the total number of outstanding Parent Ordinary Shares immediately following the closing of the Business Combination, unless otherwise agreed in writing by all Parties (the “Share Purchase Limit”), at a price equal to (i) the total amount of the Escrowed Property (as defined below) in the Escrow Account (as defined below), divided by (ii) the total number of Shares held by the Investors as of the Maturity Date (subject to the Share Purchase Limit) (the “Maturity Date Purchase Price”). Each Investor shall notify the Counterparty and the Escrow Agent in writing five (5) Business Days (as defined below) prior to the Maturity Date whether or not such Investor is exercising such Investor’s right to sell any of the Shares (including any Additional Shares) held by such Investor to the Counterparty pursuant to this Agreement (each, a “Shares Sale Notice”). Provided the Counterparty has provided the Investors with notice of the occurrence of the Maturity Date not less than 5 Business Days prior thereto, any Investor that fails to timely deliver a Shares Sales Notice in accordance with the immediately preceding sentence shall be deemed to have forfeited its right to sell any Shares (including any Additional Shares) to the Counterparty pursuant to this Agreement.

(b)               Shares Closing. If a Shares Sale Notice is timely delivered by any Investor to the Counterparty and Escrow Agent, the closing of the sale of the Shares contemplated in each such timely delivered Share Sales Notice (the “Shares Closing”) shall occur no later than the date that is ten calendar days after the Maturity Date (the “Shares Closing Date”). On the Shares Closing Date, each selling Investor shall deliver, or cause to be delivered, the Shares (including any Additional Shares) subject to the applicable Shares Sale Notice free and clear of all liens and encumbrances to the Counterparty and, in exchange therefor, the Escrow Agent shall deliver to each such selling Investor(s), for such selling Investor’s use without restriction, an amount equal to (i) the Maturity Date Purchase Price multiplied by (ii) the number of Shares being sold by such selling Investor (subject to the Share Purchase Limit), which shall be paid by wire transfer of immediately available funds from the Escrow Account.

(c)               Maturity Date. For purposes of this Agreement, “Maturity Date” shall mean the date that is 24 months after the Business Combination Closing Date.

2.            Representations and Warranties of the Investors. Each Investor represents and warrants to the Counterparty, severally and not jointly, as of the date hereof:

(a)               Organization and Power. Such Investor is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)               Authorization. Such Investor has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by such Investor will constitute the valid and legally binding obligation of such Investor enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies ((i) and (ii) collectively, the “Enforceability Exceptions”).

(c)               Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of such Investor in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Transactions”) other than disclosure reports regarding such transactions that such Investor is required to file in accordance with the terms of the Exchange Act.

(d)               Compliance with Other Instruments. The execution, delivery and performance by such Investor of this Agreement and the consummation by such Investor and the other Investors of the Transactions will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (v) of any provision of federal or state statute, rule or regulation applicable to it, in each case (other than clause (i)), which would have a material adverse effect on such Investor or any of the other Investors or its or their ability to consummate the Transactions.

(e)               Shareholdings. As of the date of this Agreement, the Investors collectively hold [●] SPAC Ordinary Shares, with each Investor’s holdings of SPAC Ordinary Shares set forth on Appendix A hereto. The Investors represent and warrant to the Counterparty that the Investors have held the SPAC Ordinary Shares set forth on Appendix A hereto prior to entering into any discussions or negotiations with the SPAC regarding the transactions contemplated by this Agreement and that SPAC has made no solicitation of the Investors in respect of the transactions contemplated by this Agreement to purchase or otherwise acquire any SPAC Ordinary Shares for the purposes of entering into this Agreement.

(f)                Disclosure of Information. Such Investor has had an opportunity to discuss the business, management and financial affairs of the Company, and the terms and conditions of this Agreement, as well as the terms of the Business Combination, with the Company’s management.

(g)               No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 2 and in any certificate or written agreement delivered pursuant hereto, neither any Investor nor any person acting on behalf of such Investor nor any of such Investor’s affiliates (collectively, the “Investor Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to such Investor or the other Investors, and the Investor Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Counterparty in Section 4 of this Agreement, in any certificate or written agreement delivered pursuant hereto and in any public filings, the Investor Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Counterparty Parties (as defined below).

3.            Representations and Warranties of SPAC. The SPAC represents and warrants to each Investor as follows:

(a)               Organization and Corporate Power. SPAC is a corporation duly incorporated, validly existing and in good standing as a corporation under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)               Authorization. All corporate action required to be taken by the Counterparty’s board of directors in order to authorize SPAC to enter into this Agreement has been taken. This Agreement, when executed and delivered by SPAC, shall constitute the valid and legally binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the effect of the Enforceability Exceptions. Following the Business Combination, this Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of the Enforceability Exceptions.

(c)               Disclosure. SPAC has not disclosed to the Investors material non-public information with respect to SPAC or the Business Combination, other than any such information that shall be publicly disclosed by SPAC or Parent either by the issuance of a press release or the filing with the Commission a Current Report on Form 8-K, in each case, by 9:00 a.m., Eastern Time on the second (2nd) Business Day immediately following the date that the Parties enter into this Agreement. Such public disclosure shall disclose the name of the Investors as having entered into the Agreement, subject to compliance with all applicable federal and state securities laws.

(d)               Commission Filings. The Company is not deficient in the filing of any reports with the Commission required to be filed prior to the date hereof. None of the Counterparty’s reports and other filings with the Commission, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)               No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or written agreement delivered pursuant hereto or in any public filings, neither SPAC nor any person on behalf of SPAC nor any of SPAC’s affiliates, including but not limited to the Company, First Merger Sub, or Parent, (collectively, the “the SPAC Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to SPAC, the Company, the Transactions or the Business Combination, and the SPAC Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Investor Parties in Section 2 of this Agreement, and in any certificate or agreement delivered pursuant hereto, the SPAC Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Investor Parties.

4.             Representations and Warranties of Counterparty. The Counterparty represents and warrants to each Investor as follows

(a)               Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Counterparty in connection with the consummation of the Transactions, other than disclosure reports regarding such transactions the Counterparty is required to file in accordance with the terms of the Exchange Act.

(b)               Compliance with Other Instruments. The execution, delivery and performance by the Counterparty of this Agreement and the consummation by the Counterparty of the Transactions will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (v) of any provision of federal or state statute, rule or regulation applicable to it, in each case (other than clause (i)), which would have a material adverse effect on SPAC or its ability to consummate the Transactions.

5.            Additional Agreements.

(a)               Net Long Position. During the term of this Agreement, each Investor agrees to maintain a net long position of the Parent’s securities; provided, nothing herein shall prevent Investor from selling all securities affected by this Agreement.

(b)               No Redemptions; No Tenders. Each Investor further agrees not to, (i) request redemption of any of the SPAC Ordinary Shares (including any Additional Shares) in conjunction with SPAC’s shareholders’ approval of the Business Combination, or (ii) tender the SPAC Ordinary Shares (including any Additional Shares) to SPAC in response to any redemption or tender offer that SPAC may commence for SPAC Ordinary Shares.

(c)               Option to Purchase Additional Shares and Certain Derivatives. SPAC hereby acknowledges that nothing in this Agreement shall prohibit the Investors from purchasing from third parties prior to the Business Combination Closing Date additional SPAC Ordinary Shares, including SPAC Ordinary Shares that have previously been tendered by third parties for redemption at their original redemption value in conjunction with SPAC’s stockholders’ approval of the Business Combination, to the extent such third parties unwind such tenders for redemption (the “Additional Shares”), or any warrants, convertible notes or options (including puts or calls) of SPAC; provided, the aggregate number of SPAC Ordinary Shares or Shares (including any Additional Shares) owned by the Investors and subject to Sections 1, 5(b) and 5(c) of this Agreement shall not exceed the Share Purchase Limit, unless otherwise agreed in writing by all Parties. For the avoidance of doubt, all Additional Shares shall be deemed Shares for all purposes hereunder and shall be purchased by the Counterparty in accordance with Section 1 of this Agreement.

(d)               Share Registration. Following the Third Effective Time (as defined in the Business Combination Agreement), and within thirty (30) calendar days after the closing of the Business Combination, the Company shall use its best efforts to cause the filing (at the Company’s sole cost and expense) with the Commission of a registration statement registering the resale of all Shares held by Investors, including any Additional Shares (the “Registration Statement”), and have the Registration Statement declared effective (the date on which the Registration Statement is declared effective, the “Registration Statement Effective Date”) as soon as practicable after the filing thereof, but no later than the earliest of (i) the 45th calendar day (or 90th calendar day if the Commission notifies the Company (or any affiliate of the Company) that it will “review” the Registration Statement) following such closing and (ii) the 5th Business Day after the date the Company (or any of its affiliates) is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within two (2) Business Days thereafter, the Company shall cause the filing of a final prospectus under Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”). In no event shall Investors be identified as statutory underwriters in the Registration Statement unless requested by the Commission. The Company (or any of its affiliates) will use its best efforts to keep the Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to twice per year and for a total of up to 30 calendar days (and not more than 15 calendar days in an occurrence), if and when the Company (or any of its affiliates) is in possession of material non-public information the disclosure of which, in the good faith judgment of the Company’s board of directors, would be prejudicial, and the Company agrees to promptly notify each Investor of any such blackout determination) until the earlier of (a) the Maturity Date or (b) the date on which all such Shares have been sold or may be sold without any restrictions including volume limitations under Rule 144 under the Securities Act; provided that the Company covenants and agrees to cause all necessary filings and submissions to be made in furtherance of the foregoing. To the extent applicable, if requested by any Investor, the Company shall cause the removal or instruction instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Shares held by such Investor upon compliance with the relevant resale provisions of Rule 144; provided that each Investor shall have timely provided customary representations and other customary documentation reasonably acceptable to the Company, its counsel and/or its transfer agent in connection therewith. Any fees (with respect to the transfer agent, the Company’s counsel or otherwise) associated with the issuance of any legal opinion required by the Company or its affiliate’s transfer agent or the removal of such legend shall be borne by the Company. If a legend is no longer required pursuant to the foregoing, the Company will, no later than five (5) Business Days following the delivery by such Investor to the Company or the transfer agent (with notice to the Company) of customary representations and other documentation reasonably acceptable to the Company, its counsel and/or its transfer agent, cause the removal of the restrictive legend related to the book entry account holding the Shares and make a new, unlegended book entry for the Shares. For the avoidance of doubt, the Company shall be under no obligation to effect any registration of Shares prior to the Third Effective Time.

(e)           Open Market Sale. Notwithstanding anything to the contrary herein, the Investors: (i) agree not to, prior to the Registration Statement Effective Date, Transfer (as defined below) any Shares (including any Additional Shares); and (ii) shall, commencing on the Registration Statement Effective Date, use commercially best efforts to sell any or all of the Shares (including any Additional Shares) in the open market if the sale price exceeds the price per share SPAC Ordinary Shares are redeemed for in connection with the SPAC's shareholder's approval of the Business Combination (the “Shares Purchase Price”) prior to payment of any commissions due by the Investors for such sale. Upon the sale of any Shares (including any Additional Shares) pursuant to this Section 5(e), the Investors shall provide written notice of such sale to the Escrow Agent and to the Counterparty in the manner contemplated by Section 5(f)(ii) of this Agreement. For purposes hereof, “Transfer” means the (a) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security (except in any case that each Investor may hold any security in a prime brokerage account subject to a lien over property in such account generally), (b) entry into any hedging, swap or other arrangement that directly or indirectly transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); and “Contract” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto, and shall exclude, for the avoidance of doubt, purchase orders, statements of work and similar forms.

(f)           Escrow.

(i)                 Immediately following the closing of the Business Combination, the Counterparty shall deposit, for good and valuable consideration, the receipt, sufficiency and adequacy of which the Counterparty hereby acknowledges, into an escrow account (the “Escrow Account”) with Citibank, N.A. (the “Escrow Agent”), subject to the terms of a written escrow agreement (the “Escrow Agreement”) substantially in the form attached as Exhibit A hereto and to be entered into on or prior to the Business Combination Closing Date, an amount equal to the Escrowed Property. “Escrowed Property” shall mean (i) (a) the Shares Purchase Price multiplied by the number of Shares and Additional Shares held by the Investors as of the closing of the Business Combination less (b) any amounts previously disbursed from the Escrow Account in accordance with this Agreement and the Escrow Agreement, plus (ii) the interest, investment income, or proceeds accrued from the deposit or investment from the Escrowed Account. The Escrow Agreement shall irrevocably cause the Escrow Agent to release from the Escrow Account the aggregate Escrow Property in accordance with Sections 1 and 5 hereof. The payments to be made by the Escrow Agent to the Investors in accordance with Section 1(a) of this Agreement or to the Investors and the Counterparty in accordance with Section 5(f) of this Agreement, if applicable, will be made solely with the Escrowed Property. For U.S. federal income tax purposes, the Parties agree that all Escrowed Property in the Escrow Account will be treated as owned by the Counterparty.

(ii)              Upon receipt by the Escrow Agent and the Counterparty of written notice that any Investor has sold Shares (including any Additional Shares) as provided in Section 5(e) of this Agreement (the date thereof, the “Instruction Date”), the Escrow Agent shall release to the Counterparty, in accordance with the payment instructions provided by the Counterparty, an amount equal to (a) the Escrowed Property divided by the number of Shares held by Investors as of the Instruction Date, multiplied by (b) the number of Shares sold by such Investor pursuant to Section 5(e) hereof in accordance with the payment instructions provided by the Counterparty. Such notice shall be effected using the Form of Notice in Exhibit B attached hereto, and delivered to the Counterparty no later than five (5) Business Days following any sale.

(iii)            If, on or before the Maturity Date, this Agreement is terminated pursuant to Section 7(f) hereof, then the Escrow Agent shall promptly release to the Counterparty any Escrowed Property that remains in the Escrow Account in accordance with the payment instructions provided by the Counterparty.

(iv)             If any Investor (a) fails to timely deliver a Shares Sale Notice to the Counterparty and the Escrow Agent five Business Days prior to the Maturity Date in accordance with Section 1(a) hereof, or (b) notifies the Escrow Agent that such Investor does not intend to exercise such Investor’s right to sell any of its Shares to the Counterparty pursuant to Section 1(a) hereof, then, on the Maturity Date, the Escrow Agent shall release to the Counterparty any Escrowed Property that remains in the Escrow Account in accordance with the payment instructions provided by the Counterparty.

(g)          Notifications. The Counterparty shall promptly notify the Investors of the occurrence of any event that would make any of the representations and warranties of the Counterparty set forth in Section 4 of this Agreement untrue or incorrect at any time between the date of this Agreement and the Shares Closing Date.

(h)           Security Agreement in Escrow Account. To secure the obligations of the Counterparty under this Agreement, the Counterparty grants to the Investors a security interest in, and lien on, all right, title, and interest of the Counterparty in and to the Escrow Account in respect of all funds required to satisfy the Counterparty’s obligations hereunder, the Escrow Agreement, all rights related thereto, and all proceeds, products, and profits of the foregoing. In the event of a default by the Counterparty under this Agreement or the Escrow Agreement, then, in addition to any other rights the Investors may have under this Agreement, the Escrow Agreement, and applicable law, the Investors shall also have the rights and remedies of a secured party under the Uniform Commercial Code (“UCC”) as enacted in the State of New York. The Counterparty shall use commercially reasonable efforts to prepare and file such UCC financing statements or other documents as reasonably directed by the Investors with respect to their security interests.

(i)            Indemnification. The Counterparty agrees to indemnify, severally and not jointly, the Investors and their respective officers, directors, employees, agents and shareholders (collectively referred to as the “Indemnitees”) against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable and documented out-of-pocket outside counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding, in each case, brought by a third party creditor of the Counterparty or any of their respective subsidiaries asserting that the Investors are not entitled to receive the aggregate Share Purchase Price or such portion thereof as they are entitled to receive pursuant to Section 1(a) of this Agreement, in each case unless such action, claim or proceeding is the result of the fraud, bad faith, knowing or willful misconduct or gross negligence of such Indemnitee.

6.            Closing Conditions. The obligation of the Counterparty to purchase the Shares at the Shares Closing under this Agreement shall be subject in all respects to the consummation of the Business Combination and such Shares being free and clear of all liens and other encumbrances as of the Shares Closing. For the avoidance of doubt, this Agreement shall be of no force or effect if the Business Combination is not consummated.

7.           Termination. This Agreement may be terminated as follows:

(a)               at any time by mutual written consent of all Parties;

(b)               at any time at which all Investors under common management (but for the elimination of doubt, excluding any unrelated party identified as an Investor pursuant to an agreement substantially similar to this Agreement) no longer hold any Shares (including any Additional Shares);

(c)               at the election of the Investors if the shareholders of SPAC fail to approve the Business Combination before March 31, 2023, subject to extension by mutual agreement including the consent in writing of each Investor;

(d)               prior to the closing of the Business Combination by mutual agreement of the Investors if there occurs a Company Material Adverse Effect (as defined in the Business Combination Agreement);

(e)               by the Investors, if prior to the Business Combination Closing Date, all Parties and the Escrow Agent have not executed the Escrow Agreement;

(f)                on the date on which the VWAP Price of the Shares exceeds $12.50 (the “$12.50 Price Target”) on any 20 trading days within any consecutive 30 trading day period occurring following the Registration Statement Effective Date; provided that the cumulative number of Shares that have been traded on the principal trading market of the Shares since the Registration Statement Effective Date, as reported by Bloomberg, exceeds 25,000,000 Shares. The $12.50 Price Target shall be equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Shares after the Business Combination Closing Date. For the purposes of this Agreement, “VWAP Price” shall mean, for any trading day, the Rule 10b-18 volume weighted average price per Share for such day as reported on Bloomberg Screen “LVRO <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such trading day for any reason or is erroneous, the VWAP Price shall be as reasonably determined by the Counterparty;

(g)               on or after the VWAP Price of the Shares is less than $5.00 (the “$5.00 Price Target”) on any 20 trading days within any consecutive 30 trading day period occurring following the six month anniversary of the Registration Statement Effective Date; provided that the cumulative number of Shares that have been traded on the principal trading market of the Shares since the Registration Statement Effective Date, as reported by Bloomberg, exceeds 25,000,000 Shares (“$5.00 Notice Trigger”), and within 5 business days of the $5.00 Notice Trigger, the Investors delivers written notice to the Counterparty and to the Escrow Agent expressing their intention to terminate this Agreement pursuant to this Section 7(g); provided, further, that in the event this Agreement terminates pursuant to this Section 7(g), the Investors shall deliver, or cause to be delivered, all of their Shares (including any Additional Shares) free and clear of all liens and encumbrances to the Counterparty and, in exchange therefor, the Escrow Agent shall deliver to such Investor, for such Investor’s use without restriction, an amount equal to (i) the Escrowed Property, divided by (ii) the total number of Shares held by the Investors as of the date of the $5.00 Notice Trigger, multiplied by (iii) the number of Shares then held by the Investors. The $5.00 Price Target shall be equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Shares after the Business Combination Closing Date; and

(h)               on the date that the Counterparty files in any court or agency pursuant to any statute or regulation of any state or country a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the Party or of substantially all of its assets (each, an “Insolvency Event”); provided, further, that in the event this Agreement terminates pursuant to this Section 7(h), the Investors shall deliver, or cause to be delivered, all of their Shares (including any Additional Shares) free and clear of all liens and encumbrances to the Counterparty and, in exchange therefor, the Escrow Agent shall deliver to such Investor, for such Investor’s use without restriction, an amount equal to (i) the Escrowed Property, divided by (ii) the total number of Shares held by the Investors as of the date of the Insolvency Event, multiplied by (iii) the number of Shares then held by the Investors.

Without prejudice to Sections 7(g) and 7(h) of this Agreement, in the event of termination in accordance with this Section 7, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of each Investor or the Counterparty and their respective directors, officers, employees, partners, managers, members, or stockholders and, except as otherwise provided in this Agreement, all rights and obligations of each Party shall immediately cease; provided, however, that nothing contained in this Section 7 shall relieve any Party from liabilities or damages arising out of any actual fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement prior to termination of this Agreement.

8.           General Provisions.

(a)               Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the Party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All notices and other communications sent to a Party shall be sent to the e-mail address or address as set forth on the signature page of such Party hereto, or to such e-mail address or address as subsequently modified by written notice given by such Party in accordance with this Section 8(a). Such communications, to be valid, must be addressed as follows:

if to SPAC to:

TPB Acquisition Corporation I

1 Letterman Drive, Suite A3-1

San Francisco, CA 94129

Attention: David Friedberg, Chief Executive Officer

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

3 Embarcadero Center

San Francisco, CA 94111-4004

Attention: Garth Osterman

Email: [***]

if to the Company, to:

Lavoro Merger Sub II

Av. Dr. Cardoso de Melo, 1450, 5th floor, office 501

São Paulo — SP, 04548-005, Brazil

Attention: Laurence Beltrão Gomes

Email: [***]

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Manuel Garciadiaz

Email: [***]

If to the Escrow Agent:

Citibank, N.A.

Agency & Trust

388 Greenwich Street

New York, NY 10013

Attn.: Peter Traina

Telephone:[***]

E-mail: [***]

(b)               No Finder’s Fees. Each Party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with the Transactions. Each Investor agrees to indemnify and to hold harmless the Counterparty from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of the Transactions (and the costs and expenses of defending against such liability or asserted liability) for which the Investors, or any of their respective officers, employees or representatives is responsible or arising out of any agreement entered into by any such person or entity. The Counterparty agrees to indemnify and hold harmless, severally and not jointly, the Investors from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of the Transactions (and the costs and expenses of defending against such liability or asserted liability) for which the Counterparty or any of their officers, employees or representatives is responsible or arising out of any agreement entered into by any such person or entity.

(c)               Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Shares Closing.

(d)               Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitute the entire agreement and understanding of the Parties in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or to the Transactions.

(e)               Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f)                Assignments. Except as otherwise specifically provided herein, no Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the each of the other Parties.

(g)               Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. Signatures sent by facsimile transmission or in PDF format shall be deemed to be originals for all purposes of this Agreement.

(h)               Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)                 Governing Law; Jurisdiction. This Agreement, the entire relationship of the Parties, and any litigation among the Parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Any dispute arising from or relating to the relative rights of the parties hereto and all other questions concerning the construction, validity and interpretation of this Agreement, shall be brought exclusively in the federal courts of the United States of America or the courts of the State of New York, in each case located in the City of New York and the County of New York, and (i) irrevocably submits to the exclusive jurisdiction of such courts, (ii) waives any objection to laying venue in any such action in such courts, and (iii) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto.

(j)                 MUTUAL WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(k)               Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the prior written consent of all Parties.

(l)                 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any Party or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(m)             Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. For purposes of this Agreement, “Business Day” means any day other than Saturday, Sunday, or a day on which commercial banks in the Cayman Islands, in New York or in São Paulo, Brazil are obligated by any applicable law to close. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If a Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached will not detract from or mitigate the fact that such party is in breach of the first representation, warranty, or covenant.

(n)               Waiver. No waiver by a Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(o)               Specific Performance. Each Party agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by any other Party in accordance with the terms hereof and that the other Parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

(p)               Rule 10b5-1.

A.                The Counterparty represents and warrants to the Investors that Counterparty is not entering into this Agreement to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and the Counterparty represents and warrants to the Investors that the Counterparty has not entered into or altered, and agrees that the Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares. The Counterparty acknowledges that it is the intent of the parties that this Agreement comply with the requirements of paragraphs (c)(1)(i)(A) and (B) of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) and this Agreement shall be interpreted to comply with the requirements of Rule 10b5-1(c).

B.                 The Counterparty agrees that it will not seek to control or influence the Investors’ decision to make any “purchases or sales” (within the meaning of Rule 10b5- 1(c)(1)(i)(B)(3)) under this Agreement, including, without limitation, the Investors’ decision to enter into any hedging transactions. The Investors represent and warrant that they have consulted with their own advisors as to the legal aspects of its adoption and implementation of this Agreement under Rule 10b5-1.

C.                 The Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Agreement must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, the Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification or waiver shall be made at any time at which the Counterparty or any officer, director, manager or similar person of the Counterparty is aware of any material non- public information regarding the Counterparty or the Shares.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

TPB ACQUISITION CORPORATION I

By:
Name:
Title:

[●]

By:
Name:
Title:

Appendix A

Investor	Number of SPAC Ordinary Shares
[●]	[●]
[●]	[●]

Exhibit A

Escrow Agreement

FORM OF ESCROW AGREEMENT

among

LAVORO MERGER SUB II LIMITED,

and

CITIBANK, N.A., as Escrow Agent

Dated as of [●], 2023

This ESCROW AGREEMENT (this “Agreement”), dated as of [●], 2023, is entered into by and among Lavoro Merger Sub II Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), and Citibank, N.A., a national banking association organized and existing under the laws of the United States of America (“Citibank”) and acting through its Agency and Trust Division and solely in its capacity as escrow agent under this Agreement, and any successors appointed pursuant to the terms hereof (Citibank in such capacity, the “Escrow Agent”).

WHEREAS, TPB Acquisition Corporation I, an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”), has entered into a Business Combination Agreement, dated as of September 14, 2022 (the “Business Combination Agreement”), by and among SPAC, the Company, Lavoro Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Parent”), Lavoro Merger Sub I Limited (“First Merger Sub”), an exempted company incorporated with limited liability in the Cayman Islands, Lavoro Merger Sub III Limited, an exempted company incorporated with limited liability in the Cayman Islands, and Lavoro Agro Limited, an exempted company incorporated with limited liability in the Cayman Islands, pursuant to which First Merger Sub will merge with and into SPAC, with SPAC surviving, following which SPAC will merge with and into the Company, with the Company surviving (such transactions, the “SPAC Mergers”, and together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”);

WHEREAS, SPAC has entered into separate Forward Share Purchase Agreements, each dated as of February 20, 2023 (each as amended from time to time, a “Purchase Agreement” and collectively, the “Purchase Agreements”), with the respective Investor named therein (each, an “Investor” and collectively, the “Investors”), pursuant to which each Investor may elect to sell and transfer to the Company certain Class A ordinary shares, par value $0.001 per share, of Parent (the “Shares”) that are held by such Investor on the date that is 24 months after the closing date of the Business Combination (the “Maturity Date”), at a price per Share equal to (i) the total amount of the Escrowed Property (as defined below) in the Escrow Account (as defined below), divided by (ii) the total number of Shares held by the Investors as of the Maturity Date (the “Maturity Date Purchase Price”);

WHEREAS, the Company and the Investors desire to establish an escrow account (the “Escrow Account”), into which, on the closing date of the Business Combination (the “Business Combination Closing Date”), the Company shall deposit, for good and valuable consideration, the receipt, sufficiency and adequacy of which the Company hereby acknowledges, an amount equal to $10.055 (the “Shares Purchase Price”) multiplied by the number of Shares and Additional Shares (as defined in the Purchase Agreements) held by the Investors as of the Business Combination Closing Date, and the Escrow Agent is willing to establish the Escrow Account on the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby irrevocably acknowledged, the parties hereto agree as follows:

1.       Appointment; Establishment of Escrow Account; Investment of Funds.

(a)       The Company hereby appoints the Escrow Agent as escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment and agrees to act as escrow agent hereunder, to hold and release the Escrowed Property (as defined below) in accordance with the terms and conditions set forth herein.

(b)       Immediately following the closing of the Business Combination, the Company shall deposit with the Escrow Agent in immediately available funds an amount equal to the Shares Purchase Price multiplied by the number of Shares and Additional Shares (as defined in the Purchase Agreements) held by the Investors as of the Business Combination Closing Date. “Escrowed Property” shall mean (i) (a) the Shares Purchase Price multiplied by the number of Shares and Additional Shares held by the Investors as of the closing of the Business Combination less (b) any amounts previously disbursed from the Escrow Account (as defined below) in accordance with this Agreement and the Purchase Agreements, plus (ii) the interest, investment income, or proceeds accrued from the deposit or investment from the Escrow Account. The Escrowed Property shall be deposited in an interest-bearing account insured by the Federal Deposit Insurance Corporation to the applicable limits. The Company acknowledges that the initial interest rate is subject to change from time to time and shall be reflected in the monthly statement provided to the Company.

2.       Claims and Payment; Release from Escrow. The Company shall act in accordance with, and the Escrow Agent shall hold and release the Escrowed Property as provided in, this Section 2 as follows:

(a)               On the Shares Closing Date (as defined in the Purchase Agreements), and concurrently with the Escrow Agent’s receipt of an instruction from the Company confirming the electronic delivery of any Investor’s Shares to the Company pursuant to Section 1(b) of the relevant Purchase Agreement, the Escrow Agent shall deliver to each such selling Investor(s), for such selling Investor’s use without restriction, an amount equal to (x) the Maturity Date Purchase Price multiplied by (y) the number of Shares being sold by such selling Investor (subject to the Share Purchase Limit (as defined in the Purchase Agreements)), which shall be paid by wire transfer of immediately available funds from the Escrow Account in accordance with the payment instructions provided in Schedule B hereto.

(b)               On the date on which the Escrow Agent is notified in writing by the Company that an Investor’s Purchase Agreement is being terminated pursuant to Sections 7(g) or 7(h) thereof, concurrently with the Escrow Agent’s receipt of an instruction from the Company confirming the electronic delivery of all of such Investor’s Shares (including any Additional Shares) to the Company, the Escrow Agent shall deliver to each such Investor, for such Investor’s use without restriction, an amount equal to (i) the Escrowed Property, divided by (ii) the total number of Shares held by the Investors as of the date of the $5.00 Notice Trigger (as defined in the Purchase Agreements) or the Insolvency Event (as defined in the Purchase Agreements), as applicable, multiplied by the number of Shares then held by such Investor, which shall be paid by wire transfer of immediately available funds from the Escrow Account in accordance with the payment instructions provided in Schedule B hereto.

(c)               Upon receipt by the Escrow Agent of a written notice from the Company that an Investor has sold Shares (including any Additional Shares) as provided in Section 5(e) of the relevant Purchase Agreement (any such date, an “Instruction Date”), the Escrow Agent shall release to the Company, in accordance with the payment instructions provided by the Company, an amount equal to (i) the Escrowed Property divided by the number of Shares held by Investors as of such Instruction Date, multiplied by (ii) the number of Shares sold by such Investor pursuant to Section 5(e) of the relevant Purchase Agreement in accordance with the payment instructions provided in Schedule B hereto.

(d)               If, on or before the Maturity Date, the Purchase Agreements are terminated pursuant to Section 7(f) of the Purchase Agreement, then the Escrow Agent shall promptly release to the Company any Escrowed Property that remains in the Escrow Account in accordance with the payment instructions provided in Schedule B hereto.

(e)               If any Investor (i) fails to timely deliver a Shares Sale Notice (as defined in the Purchase Agreements) to the Company and the Escrow Agent five Business Days (as defined in the Purchase Agreements) prior to the Maturity Date in accordance with Section 1(a) of the relevant Purchase Agreement, or (ii) notifies the Escrow Agent that such Investor does not intend to exercise such Investor’s right to sell any of its Shares to the Company pursuant to Section 1(a) of the relevant Purchase Agreement, then, on the Maturity Date and upon written instruction of the Company, the Escrow Agent shall release to the Company any Escrowed Property that remains in the Escrow Account (after giving effect to all Investors’ timely delivered Shares Sale Notices) in accordance with the payment instructions provided in Schedule B hereto.

(f)                Upon receipt by the Escrow Agent of a copy of a court order, together with (i) a certificate of the Company to the effect that such order is final and non-appealable and from a court of competent jurisdiction having proper authority and (ii) written payment instructions of the Company to effectuate such order (a “Final Determination”), the Escrow Agent shall on the fifth (5th) Business Day following receipt of such Final Determination, disburse as directed, part or all, as the case may be, of the Escrowed Property (but only to the extent funds are available in the Escrow Account) in accordance with such Final Determination. The Escrow Agent shall be entitled to act on such Final Determination without further inquiry.

3.       Tax Matters.

(a)       The parties hereto agree that the Escrowed Property shall be treated as owned by the Counterparty, any earnings or proceeds received on or distributions of earnings or proceeds from the Escrowed Property during a calendar year period shall be treated as the income of the Counterparty, and the Escrow Agent shall report such earnings or proceeds on an annual basis on United States Internal Revenue Service (“IRS”) Form 1042-S, as required pursuant to the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder, withhold applicable taxes from such earnings or proceeds, to the extent required under applicable law, and remit such withheld amounts to the appropriate taxing authorities. The Counterparty and the Escrow Agent agree that the Escrow Agent will not be responsible for providing tax reporting and withholding for payments that are for compensation for services performed by an employee or independent contractor.

(b)       The Counterparty shall upon the execution of this Agreement provide the Escrow Agent with a duly completed and properly executed applicable IRS Form W-8, together with any other documentation and information reasonably requested by the Escrow Agent in connection with the Escrow Agent’s tax reporting obligations under the Code and the regulations thereunder. With respect to the Escrow Agent’s tax reporting obligations under the Code, the Foreign Account Tax Compliance Act and the Foreign Investment in Real Property Tax Act and any other applicable law or regulation, the Counterparty understands that, in the event valid U.S. tax forms or other required supporting documentation are not provided to the Escrow Agent, the Escrow Agent may be required to withhold tax from the Escrowed Property and report account information on any earnings, proceeds or distributions from the Escrowed Property.

(c)       Should the Escrow Agent become liable for the payment of taxes, including withholding taxes but excluding taxes on income earned by the Escrow Agent in connection with the performance of its obligations pursuant to this Agreement, relating to the Escrowed Property, including interest and penalties thereon, the Escrow Agent shall satisfy such liability to the extent possible from the Escrowed Property; provided that, before such satisfaction, the Escrow Agent shall provide written notice and evidence reasonably detailing such liability to the Counterparty.

4.       Concerning the Escrow Agent.

(a)       Escrow Agent Duties. The Company acknowledges and agrees that (i) the Escrow Agent shall provide to the Company, by written notice and on a weekly basis, the amount deposited in the Escrow Account and the investments made in respect to the Escrow Account pursuant to Section 1(b) of this Agreement, (ii) the duties, responsibilities and obligations of the Escrow Agent shall be limited to those expressly set forth in this Agreement, each of which is administrative or ministerial (and shall not be construed to be fiduciary) in nature, and no duties, responsibilities or obligations shall be inferred or implied, (iii) the Escrow Agent shall not be responsible for any of the agreements referred to or described herein (including without limitation the Purchase Agreements and any defined term therein not otherwise defined in this Agreement), or for determining or compelling compliance therewith, and shall not otherwise be bound thereby, and (iv) the Escrow Agent shall not be required to expend or risk any of its own funds to satisfy payments from the Escrowed Property hereunder.

(b)       Liability of Escrow Agent. The Escrow Agent shall not be liable for any damage, loss or injury resulting from any action taken or omitted in the absence of gross negligence or willful misconduct (as finally adjudicated by a court of competent jurisdiction). In no event shall the Escrow Agent be liable for indirect, incidental, consequential, punitive or special losses or damages (including but not limited to lost profits), regardless of the form of action and whether or not any such losses or damages were foreseeable or contemplated. The Escrow Agent shall be entitled to rely upon any instruction, notice, request or other instrument delivered to it without being required to determine the authenticity or validity thereof, or the truth or accuracy of any information stated therein. The Escrow Agent may act in reliance upon any signature believed by it to be genuine (including any signature affixed by DocuSign) and may assume that any person purporting to make any statement, execute any document, or send any instruction in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent may consult with counsel satisfactory to it, and the opinion or advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it in good faith and in accordance with the opinion and advice of such counsel. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians and/or nominees. The Escrow Agent shall not incur any liability for not performing any act or fulfilling any obligation hereunder by reason of any occurrence beyond its control (including, without limitation, any provision of any present or future law or regulation or any act of any governmental authority, any act of God or war or terrorism, or the unavailability of the Federal Reserve Bank wire services or any electronic communication facility).

(c)        Reliance on Orders. The Escrow Agent is authorized to comply with final orders issued or process entered by any court with respect to the Escrowed Property, without determination by the Escrow Agent of such court’s jurisdiction in the matter. If any portion of the Escrowed Property is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized to rely upon and comply with any such order, writ, judgment or decree which it is advised is binding upon it without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to the Company or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

(d)       Erroneous Payments. If the Escrow Agent releases any funds (including but not limited to the Escrowed Property or any portion of it) to the Company or to the Investors and subsequently determines (in its absolute discretion) that the payment (or any portion of it) was made in error, that the Company shall upon notice promptly refund the erroneous payment, and none of the obligations of the Company or the remedies of the Escrow Agent will be affected by any act, omission, matter or thing (including, without limitation, any obligation pursuant to which an erroneous payment is made) which, but for this provision, would reduce, release, preclude or prejudice any such obligation or remedy (whether or not known by the Escrow Agent or the Company). The Company agrees not to assert discharge for value, bona fide payee, or any similar doctrine as a defense to recovery of any erroneous payment by the Escrow Agent.

5.       Compensation, Expense Reimbursement and Indemnification.

(a)       Compensation. The Company covenants and agrees to pay the Escrow Agent’s compensation specified in Schedule A. The Company covenants and agrees to pay to the Escrow Agent all out-of-pocket expenses incurred by the Escrow Agent in the performance of its role under this Agreement (including, but not limited to, any attorney’s fees incurred in connection with the preparation and negotiation of this Agreement, which shall be due and payable upon the execution of this Agreement).

(b)       Security and Offset. The Company hereby grants to the Escrow Agent a first lien upon, and right of offset against, the Escrowed Property with respect to any fees or expenses due to the Escrow Agent hereunder (including any claim for indemnification hereunder). In the event that any fees or expenses, or any other obligations owed to the Escrow Agent (or its counsel) are not paid to the Escrow Agent within 30 calendar days following the presentment of an invoice for the payment of such fees and expenses or the demand for such payment, then the Escrow Agent may, without further action or notice, pay such fees and expenses from the Escrowed Property and may sell, convey or otherwise dispose of any Escrowed Property for such purpose. The Escrow Agent may in its sole discretion withhold from any distribution of the Escrowed Property an amount of such distribution it reasonably believes would, upon sale or liquidation, produce proceeds equal to any unpaid amounts to which the Escrow Agent is entitled to hereunder.

(c)       Indemnification. The Company covenants and agrees to indemnify the Escrow Agent and its employees, officers, directors, affiliates, and agents (each, an “Indemnified Party”) for, hold each Indemnified Party harmless from, and defend each Indemnified Party against, any and all claims, losses, actions, liabilities, taxes, costs, damages and expenses of any nature incurred by any Indemnified Party, arising out of or in connection with this Agreement or with the administration of its duties hereunder, including but not limited to attorney’s fees, costs and expenses, except to the extent such loss, liability, damage, cost or expense shall have been finally adjudicated by a court of competent jurisdiction to have resulted from (i) the Indemnified Party’s own gross negligence or willful misconduct or (ii) income earned by the Escrow Agent in connection with the performance of its obligations pursuant to this Agreement. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

6.       Dispute Resolution. In the event of any disagreement between the Company and any other person resulting in adverse claims or demands being made with respect to the subject matter of this Agreement, or in the event that the Escrow Agent, in good faith, is in doubt as to any action it should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands and refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not be liable in any way or to any person for its failure or refusal to act, and the Escrow Agent shall be entitled to continue to so refuse to act and refrain from acting until the Escrow Agent shall have received a Final Determination, in which case the Escrow Agent shall be authorized to disburse the Escrowed Property in accordance with such Final Determination. The Escrow Agent shall have the option, after 30 calendar days’ notice to the Company of its intention to do so, to petition (by means of filing an action in interpleader or any other appropriate method) any court of competent jurisdiction, for instructions with respect to any dispute or uncertainty, and to the extent required or permitted by law, pay into such court the Escrowed Property for holding and disposition in accordance with the instructions of such court. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Escrow Agent in connection with such proceeding shall be paid by the Company.

7.       Entire Agreement; Exclusive Benefit. This Agreement constitutes the entire agreement between the parties and sets forth in its entirety the obligations and duties of the Escrow Agent with respect to the Escrowed Property. This Agreement is for the exclusive benefit of the parties to this Agreement and their respective permitted successors, and shall not be deemed to give, either expressly or implicitly, any legal or equitable right, remedy, or claim to any other entity or person whatsoever. No party may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

8.       Resignation and Removal.

(a)       The Company may remove the Escrow Agent at any time by giving to the Escrow Agent thirty (30) calendar days’ prior written notice of removal signed by an Authorized Person of the Company. The Escrow Agent may resign at any time by giving to the Company thirty (30) calendar days’ prior written notice of resignation.

(b)                Within thirty (30) calendar days after giving the foregoing notice of removal to the Escrow Agent or within thirty (30) calendar days after receiving the foregoing notice of resignation from the Escrow Agent, the Company shall appoint a successor escrow agent and give notice of such successor escrow agent to the Escrow Agent. If a successor escrow agent has not accepted such appointment by the end of such 30-day period, the Escrow Agent may either (A) safe keep the Escrowed Property until a successor escrow agent is appointed, without any obligation to invest the same or continue to perform under this Agreement, or (B) apply to a court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief.

(c)                Upon receipt of notice of the identity of the successor escrow agent, the Escrow Agent shall either deliver the Escrowed Property then held hereunder to the successor escrow agent, less the Escrow Agent’s fees, costs and expenses, or hold such Escrowed Property (or any portion thereof) pending distribution, until all such fees, costs and expenses are paid to it. Upon delivery of the Escrowed Property to the successor escrow agent, the Escrow Agent shall have no further duties, responsibilities or obligations hereunder.

9.       Governing Law; Jurisdiction; Waivers. This Agreement is governed by and shall be construed and interpreted in accordance with the laws of the State of New York without giving effect to the conflict of laws principles thereof. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the federal and state courts located in the Borough of Manhattan, City, County and State of New York, for any proceedings commenced regarding this Agreement. The parties irrevocably submit to the jurisdiction of such courts for the determination of all issues in such proceedings and irrevocably waive any objection to venue or inconvenient forum for any proceeding brought in any such court. The parties irrevocably and unconditionally waive any right to trial by jury with respect to any proceeding relating to this Agreement.

10.       Representations and Warranties.

(a)       The Company represents and warrants that it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and this Agreement has been duly approved by all necessary action and constitutes its valid and binding agreement enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights and subject to general equity principles.

(b)        None of the Company or any of its parents or subsidiaries, or any of its respective directors, officers, or employees, or to the knowledge of the Company, the affiliates of the Company or any of its subsidiaries, will, directly or indirectly, use any part of any proceeds or lend, contribute, or otherwise make available such Escrowed Property in any manner that would result in a violation by any person of economic, trade, or financial sanctions, requirements, or embargoes imposed, administered, or enforced from time to time by the United States (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State), the United Kingdom (including, without limitation, Her Majesty’s Treasury), the European Union and any EU member state, the United Nations Security Council, and any other relevant sanctions authority.

11.       Notices; Instructions.

(a)       Any notice or instruction hereunder shall be in writing in English, and may be sent by electronic mail with a scanned attachment thereto of an executed notice or instruction, and shall be effective upon actual receipt by the Escrow Agent in accordance with the terms hereof. Any notice or instruction must be executed (which execution may be manual or affixed by DocuSign) by an authorized person of the Company (the person(s) so designated from time to time, the “Authorized Persons”). Each of the applicable persons designated on Schedule C attached hereto have been duly appointed to act as Authorized Persons hereunder and individually have full power and authority to execute any notices or instructions, to amend, modify or waive any provisions of this Agreement, and to take any and all other actions permitted under this Agreement, all without further consent or direction from, or notice to, it or any other party. Any notice or instruction must be originated from a corporate domain. Any change in designation of Authorized Persons shall be provided by written notice, signed by an Authorized Person, and actually received and acknowledged by the Escrow Agent. Any communication from the Escrow Agent that the Escrow Agent deems to contain confidential, proprietary, and/or sensitive information shall be encrypted in accordance with the Escrow Agent’s internal procedures.

(b)       The Company understands and agrees that the Escrow Agent cannot determine the identity of the actual sender of any notice or instruction and that the Escrow Agent shall be entitled to conclusively presume that notices or instructions that purport to have been sent by an Authorized Person have been sent by such Authorized Person. The Company agrees: (i) to assume all risks arising out of the use of electronic means (including electronic mail, secure file transfer or such other method or system specified by the Escrow Agent as available for use in connection with its services hereunder) to submit instructions to the Escrow Agent, including without limitation the risk of the Escrow Agent acting on unauthorized instructions, and the risk of interception or misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Escrow Agent and that there may be more secure methods of transmitting instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Escrow Agent immediately upon learning of any compromise or unauthorized use of the security procedures. The Company agrees that the security procedures set forth in Section 11(a) and this Section 11(b) are commercially reasonable.

If to the Company:

Lavoro Merger Sub II Limited

Av. Dr. Cardoso de Melo, 1450, 5th floor, office 501

São Paulo—SP, 04548-005, Brazil

Attention: Laurence Beltrão Gomes

Email: [***]

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Manuel Garciadiaz

Email: [***]

If to the Escrow Agent:

Citibank, N.A.

Agency & Trust

388 Greenwich Street

New York, NY 10013

Attn.: Peter Traina
Telephone: [***]
E-mail: [***]

(c)       Any funds to be paid by the Escrow Agent hereunder shall be sent by wire transfer pursuant to the instructions set forth on Schedule B, or pursuant to such other wire payment instructions as may be instructed by the Company.

(d)       Payments to the Escrow Agent shall be sent by wire transfer pursuant to the following instructions: CITIBANK, N.A., ABA: [***]; Account Name: [***]; A/C#.: [***]

12.       Amendment; Waiver. Any amendment of this Agreement shall be binding only if evidenced by a writing signed by each of the parties to this Agreement. No waiver of any provision hereof shall be effective unless expressed in writing and signed by the party to be charged.

13.       Severability. The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision. If any provision of this Agreement is held to be unenforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

14.       Mergers and Conversions. Any corporation or entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or entity resulting from any merger, conversion or consolidation to which the Escrow Agent will be a party, or any corporation or entity succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

15.       Termination. This Agreement shall terminate and the Escrow Account shall be closed upon the distribution of all Escrowed Property from the Escrow Account established hereunder in accordance with the terms of this Agreement, subject, however, to the survival of obligations specifically contemplated in this Agreement to so survive.

16.       Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement. Signatures on counterparts of this Agreement executed and delivered in electronic format (i.e. “pdf”) or by other electronic means (including DocuSign) shall be deemed original signatures with all rights accruing thereto except in respect to any non-US entity, whereby originals may be required.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by a duly authorized representative as of the day and year first written above.

CITIBANK, N.A.,
as Escrow Agent

By:
Name:
Title:

LAVORO MERGER SUB II LIMITED

By:
Name:
Title:

SCHEDULE A

ESCROW AGENT FEE SCHEDULE

A-1

SCHEDULE B

WIRE INSTRUCTIONS

Bank:

ABA#:

Account Name:

A/C#:

Ref:

B-1

SCHEDULE C

AUTHORIZED LIST OF SIGNERS

Each of the following person(s) is authorized to execute documents and to direct the Escrow Agent as to all matters on the Company’s behalf. The Escrow Agent may confirm the instructions received by return call to any one of the telephone numbers listed below.

COMPANY

NAME: ___________________

TITLE: ____________________

PHONE: __________________

CORPORATE EMAIL: __________________

Manual Specimen Signature	DocuSign Specimen Signature

NAME: ___________________

TITLE: ____________________

PHONE: __________________

CORPORATE EMAIL: __________________

Manual Specimen Signature	DocuSign Specimen Signature

View-Only Reporting Access via Citidirect for Securities:

☐ Check here for same as above.

Please indicate those persons other than above requiring view access for statement reporting:

	First Name	Last Name	Telephone	Corporate Email
1
2
3

C-1

Exhibit B

Form of Notice

Date:	[ ], 2023

To:	[___] (the “Counterparty”)

Address:

Phone:

From:	[Investor] (the “Investor”)

Re:	Sale under Forward Share Purchase Agreement

The purpose of this notice is to confirm certain terms of the sale of Class A ordinary shares, par value $0.001 per share, of Lavoro Limited (the “Shares”) relating to the transaction described in that certain Forward Share Purchase Agreement dated February 20, 2023.

Sale Price	$[__]

Number of Shares:	[__]